BERKLEY RESOURCES INC.
400 - 455 Granville Street
Vancouver, BC
V6C 1T1
Tel: (604) 682-3701 Fax: (604) 682-3600
www.berkleyresources.com
info@berkleyresources.com

September 21, 2006
BKS - TSX Venture
BRKDF.PK - U.S.
Frankfurt W8O

NEWS RELEASE

Mr. Lindsay Gorrill reports Berkley Resources Inc. has granted incentive stock options for the purchase of up to 600,000 shares at a price of $0.56 per share exercisable on or before September 21, 2011 to directors, officers, employees and consultants of the Company.

The options are subject to a stock option plan.

ON BEHALF OF THE BOARD OF DIRECTORS

“Lindsay Gorrill”

Lindsay Gorrill,
President and COO

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.